UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Carlyle Credit Solutions, Inc.
(Name of Subject Company)
Carlyle Credit Solutions, Inc.
(Names of Persons Filing Statement)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Linda Pace
Chief Executive Officer and Chair
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Richard Horowitz, Esq.
Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3525
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
(a) Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation (the “Company,” “we” or “us”). The Company’s principal executive office is located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017. The Company’s telephone number at such principal executive office is (212) 813-4900.
(b) Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of April 5, 2022, there were an aggregate of 57,005,057 Shares issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address
The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”
(d) Tender Offer
This Schedule 14D-9 relates to the cash tender offer by (i) CDL Tender Fund 2022-1, L.P., a Delaware limited partnership (the “Purchaser”), (ii) Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), a Delaware limited liability company and a limited partner of the Purchaser, which also serves as investment adviser to the Company and to the Purchaser, (iii) Cliffwater Corporate Lending Fund (“CCLF”), a Delaware statutory trust and a limited partner of the Purchaser, and (iv) AlpInvest Indigo I CI-A, L.P. (“AlpInvest LP” and, together with CGCIM and CCLF, the “Limited Partners”), a Delaware limited partnership and a limited partner of the Purchaser, as disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on April 5, 2022 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), for up to $100,000,000 in aggregate amount of Shares at a purchase price equal to $20.13 per Share (the “Offer Price”), which represents the net asset value per Share as determined by the Company on March 29, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal and Transfer Form (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made in accordance with the terms of the Purchaser’s Amended and Restated Limited Partnership Agreement, dated as of April 4, 2022 (the “Limited Partnership Agreement”), by and among CDL Tender Fund 2022-1 GP, L.L.C. (the “General Partner”), the Purchaser’s general partner, Carlyle SLP LTD. (solely to reflect its withdrawal as initial limited partner of the Purchaser), and each of the Limited Partners.
The initial offering period for the Offer will end at 11:59 P.M., New York City time, on May 3, 2022 (such time and date at which the Offer will expire, the “Expiration Date”) unless the Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended by the Purchaser, will expire.
The Schedule TO provides that the General Partner is named as a bidder in the Schedule TO because it is deemed to control the Purchaser, but otherwise is not participating in the Offer. The Schedule TO provides that CG Subsidiary Holdings L.L.C. (the “CG Subsidiary Holdings”), the General Partner’s sole member, is named as a bidder in the Schedule TO because it is deemed to control the General Partner and the Purchaser, but otherwise is not participating in the Offer. The Schedule TO provides that Cliffwater LLC (“Cliffwater”), which serves as the investment adviser to CCLF, is named as a bidder in the Schedule TO because it is deemed to control CCLF, but otherwise is not participating in the Offer. The Schedule TO provides that AlpInvest Indigo SCF I CI-A GP, L.P., which serves as the general partner to AlpInvest LP, is named as a bidder in the Schedule TO because it is deemed to control AlpInvest LP, but otherwise is not participating in the Offer. The Purchaser, the General Partner, CG Subsidiary Holdings, CGCIM, CCLF, Cliffwater, AlpInvest LP and AlpInvest Indigo SCF I CI GP, L.P. are collectively referred to herein as the “Offeror Group.”

The principal executive office of the Purchaser, the General Partner and CG Subsidiary Holdings is located at 1001 Pennsylvania Avenue, Suite 220 South Washington, DC 20004. The telephone number at such principal executive office is (202) 729-5626.
The principal executive office of CGCIM is located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017. The telephone number at such principal executive office is 212-813-4900.
The business address of CCLF is c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, Wisconsin 53212, and the business address of Cliffwater is 4640 Admiralty Way, 11th Floor, Marina del Rey, California 90292. The telephone number at CCLF’s business address is (414) 299-2270. The telephone number at Cliffwater’s business address is (310) 448-5000.
The principal executive office of AlpInvest LP and AlpInvest Indigo SCF I CI GP, L.P. is located at One Vanderbilt Avenue, Suite 3400 New York, NY 10017. The telephone number at such principal executive office is (646) 735-4293.
Based on information provided to the Company by the Purchaser and its Limited Partners, the purpose of the Offer is for the Purchaser, and, indirectly, the Limited Partners, to make a significant investment in the Company. In addition, the Offer is being made in furtherance of the Company’s plan to provide a source of liquidity to the Company’s stockholders through a one-time tender offer for Shares funded either by the Company, one of the Company’s affiliates, or a third party with the Company’s support, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 23, 2021 (the “Special Meeting Proxy Statement”). Regardless of the outcome of the Offer, the Limited Partners may, at the discretion of one or more Limited Partners, acquire additional Shares after the Expiration Date by making additional capital contributions to the Purchaser (subject to acceptance by the General Partner), which the Purchaser will use to acquire additional Shares in respect of the relevant Limited Partner(s), or by subscribing directly for Shares in connection with the New Continuous Offering (as defined below). In addition, Cliffwater and CCLF have entered into a Voting Agreement with the Company (the “Cliffwater Voting Agreement”), pursuant to which, in the event that, and for so long as, CCLF, together with Cliffwater (collectively with CCLF, the “Covered Cliffwater Entities”), beneficially own more than 4.99% of the outstanding Shares, Cliffwater and CCLF have irrevocably agreed to not vote or cause to be voted, and to forego and waive any “voting rights” that any Covered Cliffwater Entity has in respect of, such number of Shares held by the Covered Cliffwater Entities that exceeds 4.99% of the then-outstanding Shares.
The Offer is not conditioned upon any financing arrangements. The Purchaser intends to finance the acquisition of Shares in the Offer with cash on hand.
For the reasons described in more detail below, the Company’s board of directors (the “Company Board”) is supportive of the commencement of the Offer, but in consideration of its duties to all Company stockholders, the Company Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the stockholder deems relevant to its investment.
On March 25, 2022, the Company Board declared (i) a dividend of $0.50 per Share and (ii) a dividend of $0.103745 per Share (collectively, the “Q1 2022 Dividends”) each payable on April 18, 2022 to stockholders of record on March 25, 2022 (the “Q1 2022 Dividends Record Date”). All stockholders of record as of the Q1 2022 Dividends Record Date will receive the Q1 2022 Dividends for each Share held as of the Q1 2022 Dividends Record Date regardless of whether they tender shares to the Purchaser in the Offer and regardless of whether such Shares are purchased in the Offer. The Purchaser will not receive any portion of the Q1 2022 Dividends in connection with Shares purchased in the Offer. Except as set forth above, stockholders whose Shares are purchased in the Offer will no longer be eligible to receive distributions from the Company after the Expiration Date with respect to such Shares.
If you tender all of your Shares in the Offer, and the Offer is not oversubscribed, you will be deemed under the terms of the Letter of Transmittal to have elected to terminate and cancel, with the Company’s acknowledgement, any unused capital commitments for Shares (“Unused Capital Commitments”) remaining under the terms of your subscription agreement with the Company (and you shall be released from such Unused Capital Commitments and no longer be a stockholder in the Company if all your tendered Shares are accepted) unless you affirmatively opt out of such termination/cancellation pursuant to the instructions included in the Letter of Transmittal. If you do not tender all of your Shares in the Offer or if you tender all of your Shares in the Offer but the Offer is oversubscribed, your Unused Capital Commitments will not be canceled.
As disclosed in the Special Meeting Proxy Statement, the Company intends to commence a new continuous private offering of Shares (the “New Continuous Offering”) and accept new subscriptions from existing stockholders and new investors in reliance on Regulation D or another exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), with the first closing expected to occur in the second calendar quarter of 2022. The Company expects to hold additional closings of the New Continuous Offering thereafter not more frequently than once per calendar month, subject to change at the discretion of the Company based on market and other conditions.
The Company intends to continue to call capital from stockholders, subject to market and other conditions, under its current subscription agreements until the date of the first closing in connection with the New Continuous Offering. Following the first closing, the Company intends to cease drawing on all stockholders’ Unused Capital Commitments then remaining under the terms of their respective subscription agreements. Whether or not you sell Shares in the Offer, if you would like to continue to acquire additional Shares through the Company’s private offering either as part of, or after the date of, the first closing of the New Continuous Offering, you will be required to execute and deliver a new subscription agreement to the Company for the desired capital commitment in connection with the New Continuous Offering. This Offer does not constitute an offer by the Company to sell or the solicitation by the Company of an offer to buy Shares in the New Continuous Offering. Any such offer will be made by the Company only to qualified investors in accordance with the requirements of the Securities Act.
The foregoing descriptions of the Limited Partnership Agreement, the Cliffwater Voting Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Limited Partnership Agreement, the Cliffwater Voting Agreement, the Offer to Purchase and the Letter of Transmittal.
The Limited Partnership Agreement and the Cliffwater Voting Agreement are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and the Offeror Group or any of their respective executive officers, directors or affiliates, on the other hand.
CGCIM, one of the Limited Partners of the Purchaser, serves as the Company’s investment adviser and receives investment advisory fees from the Company, including management fees and incentive fees, pursuant to the Amended and Restated Investment Advisory Agreement between the Company and CGCIM. Each of the Company, CGCIM, the General Partner and CG Subsidiary Holdings is an affiliate of The Carlyle Group Inc. (“Carlyle”), a global investment firm. In connection with the course of Carlyle’s business as a global investment firm and it and its affiliates’ sponsorship and management of Carlyle’s various carry funds and other investment vehicles, including the Company, and with respect to CGCIM’s provision of investment advisory services to the Company and other products within Carlyle’s Global Credit platform, each of Carlyle, CGCIM and their affiliates may enter into contracts or effectuate negotiations or transactions with the Company and certain affiliates of the Company and Carlyle. Please see CGCIM’s Form ADV Part 2 Brochure, filed with the SEC on March 31, 2022, for more information. See also see “Arrangements with Current Executive Officers and Directors of the Company” below for more information.
In considering the position of the Company Board with respect to the Offer, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in determining its position with respect to the Offer.
Relationship with the Offeror Group and Certain of Their Affiliates
Holders of Shares and other interested parties should read each of the agreements described below for a more complete description of the provisions summarized in the Offer to Purchase. Each such agreement has been included to provide investors and stockholders with information regarding its respective terms.
Limited Partnership Agreement
On April 4, 2022, the Limited Partners and General Partner entered into the Limited Partnership Agreement. A summary of the Limited Partnership Agreement is contained in Section 11—“Purpose of the Offer and Plans for the Company; Agreements” of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Limited Partnership Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Cliffwater Voting Agreement
On April 4, 2022, we entered into the Cliffwater Voting Agreement with Cliffwater and CCLF. A summary of the Cliffwater Voting Agreement is contained in Section 11—“Purpose of the Offer and Plans for the Company; Agreements” of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Cliffwater Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Tender Offer Subscription Agreement
On April 4, 2022, we accepted an executed subscription agreement from the Purchaser (the “Tender Offer Subscription Agreement”), pursuant to which all Shares purchased by the Purchaser in the Offer will be subject to rights and obligations substantially similar to those held by existing Company stockholders but without any obligation to purchase additional Shares.
This summary does not purport to be complete and is qualified in its entirety by reference to the form of Tender Offer Subscription Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and the executive officers, directors or affiliates of the Company, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed by the Company with the SEC on February 28, 2022 (the “2021 Form 10-K”); (ii) the section entitled “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 27, 2021 (the “2021 Annual Meeting Proxy Statement”); (iii) the section entitled “Item 1.01 Entry into a Material Definitive Agreement” in the Company’s current report on Form 8-K, filed by the Company with the SEC on January 25, 2022 (the “January 2022 Form 8-K”); and (iv) the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Special Meeting Proxy Statement.
The 2021 Form 10-K, the 2021 Annual Meeting Proxy Statement, the January 2022 Form 8-K and the Special Meeting Proxy Statement were previously made available to all of the Company’s stockholders and are available for free on the SEC’s website at www.sec.gov.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Company Board
The Company Board is supportive of the commencement of the Offer, but, after careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management and legal counsel and in consideration of its duties to all Company stockholders, the Company Board determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the stockholder deems relevant to its investment.
Reasons for the Company Board Position
On March 24, 2022 and March 30, 2022, the Company Board held meetings to consider and evaluate the Offer. During the meetings, the Company Board consulted with the Company’s senior management regarding, among other things, the Company’s future business and capital plans, and received information and analyses regarding the Offer, the proposed terms of the Limited Partnership Agreement, the proposed terms of the Cliffwater Voting Agreement and the Tender Offer Subscription Agreement, among other items. The members of the Company Board who are not “interested persons,” as defined in the 1940 Act, of the Company (each such Director, an “Independent Director”) asked questions and discussed the information provided. The Independent Directors were represented by their independent legal counsel at the meetings and throughout the process of evaluating the Offer, and met separately with their independent legal counsel and the Company’s counsel regarding the Company Board’s legal duties with respect to the various transactions involving the Offeror Group and related issues.
In determining to support the commencement of the Offer, but to not make a recommendation to the Company’s stockholders with respect to the Offer, the Company Board considered a number of factors, including the following:
•	Offer Price. The Company Board considered that:
○	the Offer Price would be set at a value equal to the net asset value per Share as determined by the Company within 10 business days of the commencement of the Offer; and
○	the Company’s net asset value per Share as of December 31, 2021 was $20.46.
•
Liquidity for Shares. The Company Board considered CGCIM’s position that the Offer, which is for $100,000,000 in aggregate amount of Shares at the Offer Price per Share, will provide a source of liquidity to the Company’s stockholders, consistent with the Company’s undertaking to provide for (or coordinate the provision of) a one-time tender offer for Shares funded either by the Company, one of the Company’s affiliates, or a third party with the Company’s support, as disclosed in the Special Meeting Proxy Statement.

The Company Board also considered the fact that the Shares are not traded in any market or on any national securities exchange and have no redemption rights, and that the Company does not currently offer, and has no contractual obligation to offer, any interim liquidity to stockholders. In addition, the Company’s stockholders may generally not sell, assign, transfer or otherwise dispose of (in each case, a “Transfer”) any Shares unless (i) the Company gives consent and (ii) the Transfer is made in accordance with applicable securities laws. Therefore, other than through the Offer and the Quarterly Tender Offers (discussed below), the Company’s stockholders have limited or no ability to dispose of their investments in the Company.
The Company Board also considered that it intends to adopt an ongoing regular quarterly liquidity program pursuant to which the Company is expected to conduct quarterly tender offers for Shares (each, a “Quarterly Tender Offer”) as determined by the Company Board, but that no Quarterly Tender Offer will be commenced until after the expiration of the Offer and until otherwise permitted by federal securities laws, as disclosed in the Special Meeting Proxy Statement. At the Company Board’s discretion and in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), and subject to compliance with applicable covenants and restrictions under our financing arrangements, at each Quarterly Tender Offer, each stockholder will be given the opportunity to tender Shares at a specific per share price based on the Company’s net asset value per share as of the last date of the quarter in which the Quarterly Tender Offer is conducted. The Company currently expects to conduct each Quarterly Tender Offer to repurchase at least 3.5% of the number of Shares outstanding as of the end of the calendar quarter immediately prior to the quarter in which the Quarterly Tender Offer is conducted.
The Company Board relied on CGCIM’s representations that, together, the Offer and the Quarterly Tender Offers provide a meaningful degree of liquidity to the Company’s stockholders who do not wish to remain invested in the Company or in a potentially perpetual-life vehicle by allowing them to tender their Shares for purchase. The Company Board considered the fact that there is no guarantee that stockholders will be able to exit the Company in any single tender offer or series of tender offers if they are oversubscribed or may not be able to sell the desired number of Shares in the Offer, and the risk that the Company or another party may not be able to purchase Shares in the applicable tender offer or provide liquidity to stockholders. The Company Board also noted that the Company, under its previous term, was not expected to liquidate until November 9, 2025 (subject to extension by the Company Board for up to two successive one-year periods), and, following stockholder approval of the indefinite extension of the Company’s term and investment period at a special meeting of the Company’s stockholders on January 21, 2022 (the “Special Meeting”), existing stockholders who wish to exit the Company on their originally contemplated timeline could be expected to have the opportunity to participate in numerous tender offers prior to that time, which, based on an analysis conducted by the Company’s investment adviser, CGCIM, would allow for an earlier return in full of any such stockholder’s capital.
•
Cash Consideration; Certainty of Value. The Company Board considered CGCIM’s representation that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and an immediate source of liquidity, while reducing the potential market and long-term business risks any tendering stockholders face relating to the Company’s future growth prospects.

•
Tender Offer Structure; Conditions; Speed of Completion. The Company Board considered the structure of the Offer, and the fact that the Offer is not subject to any financing condition, is being made to all Company stockholders, and is not conditioned on any minimum amount of Shares being tendered, which should allow stockholders to receive the consideration for their Shares in a relatively short timeframe.

•
Negotiation Process. Based on information provided by CGCIM, Company Board believes that the general terms of the Offer and the Limited Partnership Agreement were the result of robust arms’-length negotiations conducted by the Company and CGCIM, on the one hand, with the other Limited Partners and their representatives, on the other hand, with the knowledge and at the direction of the Company Board, and with the assistance of legal advisors.

•
Cliffwater Voting Agreement. The Company Board considered the fact that Cliffwater and CCLF would be subject to the Cliffwater Voting Agreement with the Company pursuant to which, in the event that, and for so long as the Covered Cliffwater Entities beneficially own more than 4.99% of the outstanding Shares, Cliffwater and CCLF would irrevocably agree to not vote or cause to be voted, and to forego and waive any “voting rights” that any Covered Cliffwater Entity has in respect of, such number of Shares held by the Covered Cliffwater Entities that exceeds 4.99% of the then-outstanding Shares.

•
New Continuous Offering. The Company Board considered the fact that the Company intends to commence the New Continuous Offering, with the first closing expected to occur in the second calendar quarter of 2022, and expects to hold additional closings of the New Continuous Offering thereafter not more frequently than once per calendar month, subject to change at the discretion of the Company based on market and other conditions. The Company Board considered CGCIM’s position that the Offer provides a source of liquidity to any stockholders who would like to begin reducing their investment in the Company prior to consummation of the New Continuous Offering by allowing them to tender their Shares for purchase.

•
Treatment of Unused Capital Commitments/Participation in Company’s Future. The Company Board considered the fact that the Company intends to continue to call capital from stockholders, subject to market and other conditions, under its current subscription agreements until the date of the first closing in connection with the New Continuous Offering and that, following the first closing, the Company intends to cease drawing on all stockholders’ Unused Capital Commitments then remaining under the terms of their respective subscription agreements. The Company Board also considered the fact that, if the Offer is not oversubscribed, those Company stockholders who tender all of their Shares in the Offer will be deemed under the terms of the Letter of Transmittal to have elected to terminate and cancel, with the Company’s acknowledgement, any Unused Capital Commitments remaining under the terms of their subscription agreement with the Company (and will be released from such Unused Capital Commitments and no longer be a stockholder in the Company if all their tendered Shares are accepted) unless such stockholders affirmatively opt out of such termination/cancellation pursuant to the instructions included in the Letter of Transmittal. As a result, any Company stockholders that sell all of their Shares in the Offer and terminate/cancel their remaining Unused Capital Commitments will receive the Offer Price from the Purchaser in cash and will generally no longer have the opportunity to (i) participate in any future earnings or growth of the Company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

•	Likelihood of Completion. The Company Board considered its belief that the Offer will likely be consummated, based on, among other factors:
○	the absence of any financing condition or requirement that a minimum amount of Shares be tendered to consummate the Offer;
○	the financial condition of the Purchaser and the Purchaser’s financial resources; and
○
that the Company is not aware of any license or regulatory permit that is material to the Company’s business or the business of members of the Offeror Group that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, nor is the Company aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer.

•
Risks the Offer May Not Be Completed. The Company Board considered the risk that, despite there being no conditions to the Offer, the Shares may not be purchased pursuant to the Offer. The Company Board also considered the risks and costs to the Company if the Offer and the other transactions contemplated by the Limited Partnership Agreement are not consummated, including the diversion of management and employee attention, the potential effect on business and investor relationships and the potential effect on the value of the Shares.

•	Taxable Consideration. The Board considered that the all-cash consideration in the Offer generally would be taxable to the holders of Shares.
The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. After considering these factors and its duties to all Company stockholders, the Company Board collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the complexity and the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Company Board did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Company Board arrived at its determination based on the totality of information it received from CGCIM. In considering the factors discussed above, individual directors may have given different weight to different factors.
Intent to Tender
As of April 5, 2022, the directors and executive officers of the Company beneficially owned 13,999.35 Shares, representing approximately 0.02% of the outstanding Shares. To the Company’s knowledge, in order to enhance liquidity for Company stockholders who wish to tender their Shares in the Offer, none of the directors and executive officers of the Company, or any of the Company’s affiliates or subsidiaries, intends to tender or cause to be tendered any Shares held of record or beneficially by them into the Offer.
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Other than as set forth in this Schedule 14D-9, to the knowledge of the Company, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
State Street Bank and Trust Company, the Company’s transfer agent (the “Transfer Agent”), has been retained in connection with the Offer. The Transfer Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The General Partner or one of its affiliates will pay all charges and expenses of the Transfer Agent in connection with the Offer, which the General Partner expects to be $40,000 in the aggregate.
Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the General Partner or one of its affiliates for customary dissemination and handling expenses incurred by them in forwarding the offering material to their customers. The General Partner or one of its affiliates will pay or cause to be paid all stock transfer taxes, if any, on the Purchaser’s purchase of Shares, except as otherwise provided in the instructions included in the Letter of Transmittal.
As part of the Offer, members of the Offeror Group or their respective affiliates, as well as directors and officers of the Company, or certain employees of and affiliates of CGCIM, in each case without special compensation therefor, may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Subject Company Negotiations
Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION
Regulatory Approvals
We are not aware of any other license or regulatory permit that is material to our business or the respective businesses of members of the Offeror Group that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action or notice filings be required, we presently contemplate that the members of the Offeror Group will coordinate to seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether the Purchaser will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition or the business and financial condition of members of the Offeror Group.
Appraisal Rights
No appraisal rights are available to the holders of Shares in connection with the Offer.
Annual and Quarterly Reports
For additional information regarding our business and the financial results, please see the 2021 Form 10-K and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, if any.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this Schedule 14D-9 (including the information incorporated by reference herein) other than historical facts, including with respect to the Offer, the expected timetable for completing the proposed transactions, future financial and operating results, capital structure and liquidity, benefits of the proposed transactions, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the Company Board or management of the Company, include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction or the tender of, or acceptance for purchase of, any specific amount of the outstanding Shares; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with CGCIM’s or its affiliates’ employees, the Company’s lenders and portfolio companies, and the Company’s stockholders; changes in the economy; risks associated with the possible disruption in the Company’s operations or the economy generally due to terrorism, natural disasters, geopolitical conflicts, global pandemics; future changes in laws or regulations and conditions in the Company’s operating areas; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the 2021 Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by the members of the Offeror Group. The Company has based the forward-looking statements included in this Schedule 14D-9 on information available to the Company on the date of this Schedule 14D-9. Except as required by the federal securities laws, the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 5, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by the Purchaser on April 5, 2022 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal and Transfer Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Notice of Withdrawal of Tender (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)(i)	Letter to Stockholders, dated April 5, 2022 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(e)(1)	Amended and Restated Limited Partnership Agreement of CDL Tender Fund 2022-1, L.P., dated as of April 4, 2022 (incorporated by reference to Exhibit (d)(1) to the Schedule TO)

(e)(2)
Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater LLC and Carlyle Credit Solutions, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Form of Subscription Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)
The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 27, 2021, is incorporated herein by reference.

(e)(5)
The information contained under the heading “Security Ownership of Certain Beneficial Owners and Management” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on November 23, 2021, is incorporated herein by reference.

(e)(6)
The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed by the Company with the SEC on February 28, 2022, is incorporated herein by reference.

(e)(7)
The information contained under the heading “Item 1.01 Entry into a Material Definitive Agreement” of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on January 25, 2022, is incorporated herein by reference.

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARLYLE CREDIT SOLUTIONS, INC.

By:	/s/ Thomas M. Hennigan

Name: Thomas M. Hennigan
Title: Chief Financial Officer
Dated: April 5, 2022